PMU News Release #12-09
TSX : PMU
OTCQX : PFRMF

October 4, 2012

PACIFIC RIM MINING CLOSES PRIVATE PLACEMENT FINANCING

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) and OceanaGold Corporation (“OceanaGold”) are pleased to announce that the non-brokered private placement financing announced on September 25, 2012 (NR # 12-08) closed as scheduled on October 3, 2012. As anticipated, OceanaGold purchased 42,150,000 common shares (the “Shares”) of Pacific Rim at CAD $0.10 per share, for total proceeds of CAD $4,215,000.

The Shares are subject to a four-month hold as required under applicable Canadian securities law, which hold period expires on February 3, 2013. If, following this hold period and prior to 24 months from the date of closing of the private placement, OceanaGold wishes to sell any shares of Pacific Rim, Pacific Rim has the right to identify a qualified purchaser for such shares. Pacific Rim has granted OceanaGold the right to maintain its share ownership on a percentage basis, and to increase its ownership to a maximum of 25% of Pacific Rim’s issued and outstanding share capital should future financings be undertaken within 24 months of the date of closing of the private placement, subject to regulatory and shareholder approval. OceanaGold did not own or control any shares of Pacific Rim, either alone or together with any joint actors prior to the transaction. Upon closing of the transaction, OceanaGold now owns and controls approximately 19.98% of Pacific Rim’s issued and outstanding share capital. The acquisition of the shares is for investment purposes only. The proceeds of the financing will be used for legal expenditures, exploration work, and for general corporate purposes.

The Securities are not currently qualified by prospectus or registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the laws of any state, and may not be offered or sold in the United States, or to, or for the account or benefit of U.S. persons (as defined in Rule 902(k) of Regulation S under the Securities Act) or persons in the United States absent registration or an applicable exemption from the registration requirements. The Securities are subject to resale restrictions under applicable securities laws.

About Pacific Rim Mining Corp.
Pacific Rim is an environmentally and socially responsible exploration company whose business plans and management talent focus on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the vein-hosted El Dorado gold project in El Salvador, where the Company also owns several grassroots gold projects. The Company holds a joint venture option on the Hog Ranch epithermal gold project in Nevada and is actively pursuing additional exploration opportunities elsewhere in the Americas. Pacific Rim’s shares trade under the symbol PMU on the TSX and on the OTCQX market in the US under the symbol PFRMF.

About OceanaGold Corporation
OceanaGold Corporation(TSX:OGC, ASX:OGC, NZX:OGC) is a significant Asia Pacific gold producer with projects located on the South Island of New Zealand and in the Philippines with a head office at Level 5, 250 Collins Street, Melbourne, Victoria, 3000. The company’s assets encompass New Zealand’s largest gold mining operation at the Macraes goldfield in Otago which is made up of the Macraes Open Pit and the Frasers Underground mines. Additionally on the west coast of the South Island, the company operates the Reefton Open Pit mine. OceanaGold produces approximately 230,000 - 250,000 ounces of gold per annum from the New Zealand operations. The company also owns the Didipio Project in northern Luzon, Philippines which is in construction and expected to commission in Q4 2012. Currently, Didipio is expected to produce 100,000 ounces of gold and 14,000 tonnes of copper per year over an estimated 16 year mine life. For a copy of OceanaGold’s early warning report, please contact Liang Tang at +61 3 9656 5300 or info@oceanagold.com.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

For further information contact the Company at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond the control of Pacific Rim Mining Corp. and/or OceanaGold Corporation, including: the receipt of all final regulatory approvals pertaining to the financing; the possibility that Pacific Rim will seek to undertake future financings and will be able to secure regulatory and/or shareholder approval to do so; the receipt of any regulatory and/or shareholder approvals required to permit OceanaGold Corporation to maintain or increase its percentage share ownership in Pacific Rim Mining Corp. in any future financings; expectations related to the anticipated start-up date, production estimates and estimated mine life of OceanaGold’s Didipio mine; and the anticipated use of funds from the financing announced herein. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s and/or OceanaGold’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com